Exhibit 4.1

CONSENT OF GENERAL PARTNER AND THIRD AMENDMENT TO SECOND

AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF

ELDERTRUST OPERATING LIMITED PARTNERSHIP

This Consent of General Partner and Third Amendment to Second Amended and Restated Agreement of Limited Partnership of ElderTrust Operating Limited Partnership (this “Consent and Third Amendment”) is made and entered into as of June 7, 2005 by and among ElderTrust Operating Limited Partnership, a Delaware limited partnership (the “Partnership”), the holders of Class D Units (as defined below) set forth on the signature pages hereto (the “Class D Unit Holders”), ElderTrust, a Maryland real estate investment trust and the general partner of the Partnership (the “General Partner”), and Ventas, Inc., a Delaware corporation and a limited partner of the Partnership (“Ventas”).

BACKGROUND:

WHEREAS, the Partnership was formed on July 30, 1997, and in May of 1998 the Partnership adopted a Second Amended and Restated Agreement of Limited Partnership, as amended by that certain Second Amendment to Second Amended and Restated Agreement of Limited Partnership of the Partnership dated as of October 13, 1999, as supplemented by that certain Certificate of Designation adopted March 10, 1999 and effective December 1, 1998, and as modified by that certain Agreement of Class C (LIHTC) Unit Rights Modification dated November 19, 2003 (as so amended, supplemented and modified, the “Partnership Agreement”; if not defined herein, all capitalized terms used in this Consent and Third Amendment shall have the respective meanings assigned to them in the Partnership Agreement), which amended and restated in its entirety all prior agreements of limited partnership of the Partnership;

WHEREAS, pursuant to that certain Agreement and Plan of Merger entered into as of April 12, 2005 (the “Merger Agreement”) by and among Ventas, VTRP Merger Sub, LLC, a subsidiary of Ventas (“Merger Sub”), and Provident Senior Living Trust (“Provident”), Provident shall merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger;

WHEREAS, the Merger Agreement provides that the holders of any vested or unvested common units of limited partnership interest in PSLT OP, L.P., a Delaware limited partnership, issued pursuant to Provident’s Long-Term Incentive Plan (the “LTIP Units”) have the right to contribute (the “Contribution”) each LTIP Unit to the Partnership in exchange for 0.8022 of a unit of a new class of Partnership Units, to be entitled “Class D Units” (the “Class D Units”), issued pursuant to Section 4.2.A of the Partnership Agreement; and

WHEREAS, pursuant to the authority granted to the General Partner pursuant to Section 14.1.B of the Partnership Agreement, the General Partner desires to amend the Partnership Agreement to establish the Class D Units, and to set forth the designations, preferences and relative, participating, option or other special rights, powers and duties of such Class D Units pursuant to Section 4.2.A of the Partnership Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Consent of General Partner. The General Partner hereby consents and agrees to the admission of each of the Class D Unit Holders as an Additional Limited Partner and that all terms and conditions of the Partnership Agreement that are necessary to be complied with or satisfied in order to admit each Class D Unit Holder as an Additional Limited Partner and hereby amend the Partnership Agreement have been complied with or satisfied.

2. Admission of Class D Unit Holders. Upon consummation of the Contribution and execution of this Consent and Third Amendment, each of the Class D Unit Holders will hereby be admitted to the Partnership as an Additional Limited Partner, and Exhibit A to the Partnership Agreement will be replaced with Exhibit A attached hereto which sets forth the Partners (including the Class D Unit Holders) and their Partnership Interests upon consummation of the Contribution. The name of each of the Class D Unit Holders shall be recorded on the books and records of the Partnership on the date hereof. Ventas and the General Partner acknowledge that, upon such admission to the Partnership, the capital account of each Class D Unit Holder shall be equal to the aggregate fair market value of the LTIP Units contributed by such Holder pursuant to the Contribution.

3. Definitions. (a) Article I of the Partnership Agreement is hereby amended to add the following definitions:

“Class D Unit” means a Partnership Unit that is specifically designated by the General Partner as being a Class D Unit.

“Merger Agreement” means the Agreement and Plan of Merger dated as of April 12, 2005 by and among Ventas, VTRP Merger Sub, LLC and Provident Senior Living Trust.

“Provident Asset” means properties acquired by Provident pursuant to the FBA SPA or the AHC SPA, as such terms are defined in the Merger Agreement.

“Ventas” means Ventas, Inc., a Delaware corporation and the sole shareholder of the General Partner.

“Ventas Common Stock” means the common stock, par value $0.25 per share, of Ventas.

(b) The following definitions appearing in Article I of the Partnership Agreement are hereby amended and restated in their entirety to read as follows:

“Common Unit” means a Partnership Unit that is not a Preferred Unit. The Class A Units, Class B Units, Class C (LIHTC) Units and Class D Units are Common Units.

“Notice of Redemption” means a Notice of Redemption substantially in the form of Exhibit D or solely with respect to holders of Class D Units, a Notice of Redemption substantially in the form of Exhibit J.

4. Issuance of Additional Partnership Interests. Section 4.2 of the Partnership Agreement is hereby amended to add after Section 4.2.E the following section:

F. Class D Units. Under the authority granted to it by Section 4.2.A, the General Partner hereby establishes an additional class of Partnership Units entitled “Class D Units”. Except as expressly set forth in this Agreement, each Class D Unit shall have the same rights, privileges, and obligations as are set forth with respect to the Class A Units in this Agreement.

5. Class D Unit Distributions. The first sentence of Section 5.1.A. of the Partnership Agreement before the proviso is hereby amended and restated in its entirety to read as follows:

A. General. The General Partner shall make distributions at least quarterly (i) first, to the holders of the Class D Units in accordance with Section 5.1.F, and thereafter (ii) any remaining Available Cash generated by the Partnership during such quarter or shorter period shall be distributed to the Partners who are Partners on the Partnership Record Date with respect to such quarter or shorter period as provided in Sections 5.1.B, 5.1.C, and 5.1.D;

6. Class D Unit Distributions. Section 5.1 of the Partnership Agreement is hereby amended to add after Section 5.1.E the following section:

F. Distributions With Respect to the Class D Units. For purposes of this Section 5.1 and in lieu of the methods of determining distributions for other holders of Common Units, holders of the Class D Units will be entitled to a distribution on each one (1) Class D Unit equal to any and all dividends and/or distributions payable on the number of shares (including, for purposes of this calculation, that portion of a dividend that would relate to any fractional share) of Ventas Common Stock into which one (1) Class D Unit is exchangeable under the then-applicable Class D Exchange Ratio (as defined below) at the same time as such dividends are payable and for the same periods covered by such dividends. Any such distribution shall be payable to holders of Class D Units regardless of whether the Partnership has Available Cash and, in the event the Partnership does not have sufficient funds to pay the entire amount payable to holders of Class D Units, Ventas hereby agrees to cause additional funds to be loaned to the Partnership in the amount necessary to enable the Partnership to pay all distributions payable to holders of Class D Units in accordance with the preceding sentence.

7. Certain Tax Notices. Section 7.1. of the Partnership Agreement is hereby amended to add the following at the end of Section 7.1.E:

The Partnership shall notify each holder of Class D Units in accordance with Section 15.1 of this Agreement at least thirty (30) days prior to the date on which a Provident Asset is sold if the sale of such Provident Asset would result in income being allocated to such holder of Class D Units pursuant to Section 704(c) of the Code.

8. Redemption Rights. Article VIII of the Partnership Agreement is hereby amended to add the following new section:

Section 8.7 Class D Redemption Right

A. General. In lieu of the redemption rights set forth in Section 8.6, each holder of Class D Units instead shall be entitled (the “Class D Redemption Right”), at its discretion, to redeem all or any portion of its Class D Units, at any time in exchange for the issuance by Ventas of one (1) fully paid and non-assessable share of Ventas Common Stock (as such number is adjusted pursuant to Section 8.7.B, the “Class D Exchange Ratio”) for each one (1) Class D Unit held by such holder of Class D Units; provided that each holder of Class D Units may not redeem less than five thousand (5,000) Class D Units unless such holder holds less than five thousand (5,000) Class D Units, in which event such holder shall redeem all of such holder’s Class D Units. In addition, at any time after the first anniversary of the issuance of the Class D Units, the General Partner may elect (the “Class D Call Right”) to cause the redemption of each Class D Unit in exchange for the issuance by Ventas of that number of shares of Ventas Common Stock equal to the then-existing Class D Exchange Ratio. If the Class D Exchange Ratio does not result in the issuance of a whole number of shares of Ventas Common Stock after giving effect to the redemption of all Class D Units to be redeemed by a holder thereof, then Ventas shall pay the holder thereof cash in lieu of a fractional share of Ventas Common Stock based on the average per share closing price of Ventas Common Stock as reported on the New York Stock Exchange Composite Transactions reporting system (as published in The Wall Street Journal or, if not published therein, in another authoritative source reasonably selected by Ventas) for the 10 trading days ending two days prior to the redemption date.

B. Adjustments. If an Adjustment Event (as defined below) occurs, then the General Partner shall make a corresponding adjustment to the Class D Exchange Ratio. The following shall be “Adjustment Events”: (A) Ventas makes a distribution on all outstanding shares of Ventas Common Stock in shares of Ventas Common Stock, (B) Ventas subdivides the outstanding shares of Ventas Common Stock into a greater number of shares or combines the outstanding shares of Ventas Common Stock into a smaller number of shares, (C) Ventas issues any shares of Ventas Common Stock in exchange for outstanding shares of Ventas Common Stock by way of a reclassification or recapitalization of the shares of Ventas Common Stock, (D) Ventas (i) declares for issuance rights or warrants to all holders of Ventas Common Stock entitling them to subscribe for or purchase Ventas Common Stock at a price per share less than the closing market price per share of Ventas Common Stock on the date fixed for the determination of shareholders entitled to receive such rights or warrants (the “Rights Determination Date”), and (ii) does not issue similar rights or warrants to all holders of Class D Units entitling them to subscribe for or purchase Ventas Common Stock at a comparable price and (E) Ventas, by dividend or otherwise, distributes to all holders of Ventas Common Stock (i) shares of capital stock of any class other than Ventas Common Stock, (ii) evidence of its indebtedness or (iii) assets (excluding any rights or warrants referred to in clause (D) above, any dividend or distribution that is also paid to holders of Class D Units pursuant to Section 5.1.F, and any dividend or distribution referred to in clauses (A), (B) or (C) above) and does not cause a corresponding distribution to be made to all holders of Class D Units. In the event of an Adjustment Event pursuant to clause (D) above, the Class D Exchange Ratio in effect at the opening of business on the day following the Rights Determination Date shall be increased by multiplying such Class D Exchange Ratio by a fraction of which the numerator shall be the number of shares of Ventas Common Stock outstanding at the close of business on the Rights Determination Date plus the number of shares of Ventas Common Stock so offered for subscription or purchase, and of which the denominator shall be the number of shares of Ventas Common Stock outstanding at the close of business on the Rights Determination Date plus the number of shares of Ventas Common Stock which the aggregate offering price of the total number of shares of Ventas Common Stock offered for subscription would purchase at such daily market price per share, such increase of the Class D Exchange Ratio to become effective immediately after the opening of business on the day following the Rights Determination Date; provided, however, that in the case such rights or warrants are not issued, the Class D Exchange Ratio, as so adjusted, shall be readjusted to such Class D Exchange Ratio as would have been in effect had no adjustment been made with respect to such rights or warrants; provided, further, that if the Class D Exchange Ratio shall have been adjusted upon the day following the Rights Determination Date, no further adjustment of the Class D Exchange Ratio shall be made for the actual issuance of Ventas Common Stock upon the exercise of such rights or warrants. In the event of an Adjustment Event pursuant to clause (E) above, the Class D Exchange Ratio in effect at the opening of business on the day following the date fixed for the determination of holders of record of Ventas Common Stock entitled to receive such distribution (the “Distribution Record Date”) shall be increased by multiplying the Class D Exchange Ratio in effect immediately prior to the close of business on the Distribution Record Date by a fraction of which the numerator shall be the closing market price per share of Ventas Common Stock on the Distribution Record Date, and of which the denominator shall be such closing market price per share of Ventas Common Stock less the fair market value (as determined by the Board of Directors of Ventas as contemplated below) of the portion of the shares of capital stock or evidences of indebtedness or assets so distributed applicable to one share of Ventas Common Stock, such adjustment to become effective immediately after the opening of business on the day following the Distribution Record Date; provided, however, that in the case such dividend or distribution is not paid, the Class D Exchange Ratio, as so adjusted, shall be readjusted to such Class D Exchange Ratio as would have been in effect had no adjustment been made with respect to such dividend or distribution; provided, further, that if the Class D

Exchange Ratio shall have been adjusted upon the day following the Distribution Record Date, no further adjustment of the Class D Exchange Ratio shall be made for the actual payment of such distribution or dividend. If more than one Adjustment Event occurs, the adjustment to the Class D Exchange Ratio need be made only once using a single formula that takes into account each and every Adjustment Event as if all Adjustment Events occurred simultaneously. For the avoidance of doubt, the following shall not be Adjustment Events: (x) the issuance of shares of Ventas Common Stock in a financing, acquisition or other similar business transaction or (y) the issuance of shares of Ventas Common Stock pursuant to any stock or option plan. If an adjustment is made to the Class D Exchange Ratio as herein provided the Partnership shall promptly file in the books and records of the Partnership an officer’s certificate setting forth such adjustment as determined by the Board of Directors of Ventas and a brief statement of the facts requiring such adjustment.

C. Additional Provisions. Sections 8.6.A(ii), 8.6.A(iv), 8.6.C and 8.6.D shall apply, mutatis mutandis, to the redemption of Class D Units, or the exercise of the Class D Redemption Right or the Class D Call Right, pursuant to this Section 8.7.

9. Transferability. Section 11.3 of the Partnership Agreement is hereby amended to add after Section 11.3.G the following section:

H. Class D Unit Holders. Notwithstanding anything to the contrary contained in this Section 11.3, a holder of Class D Units shall be entitled to freely transfer its Class D Units subject only to the following conditions: (A) compliance with the restrictions set forth in Section 11.3.E; (B) the transferee executing a counterpart to this Agreement pursuant to which such transferee agrees to be bound by the terms and conditions of this Agreement as a holder of Class D Units; and (C) the Partnership not becoming classified as a “publicly traded partnership” within the meaning of Section 7704 of the Code as a consequence of such transfer.

10. Amendments. Clause (v) of Section 14.1.D of the Partnership Agreement is hereby amended to read in its entirety as follows: “(v) amend (1) Section 8.6 or Section 8.7 or any defined terms set forth in Article I that relate to the Redemption Right, the Class D Redemption Right or the Class D Call Right (except as permitted in Section 8.6.E), (2) the last sentence of Section 7.1.E, (3) Section 11.3.H, (4) Section 1.I of Exhibit C to this Agreement and (5) Exhibit J to this Agreement”.

11. Exhibits. (a) Exhibit C to the Partnership Agreement is hereby amended to add new Section 1.I as follows:

I. Class D Unit Holders Net Income Allocation. Notwithstanding anything to the contrary contained in this Agreement other than Section 1 of Exhibit C, Net Income, if any, shall be allocated to the holders of Class D Units (and, within such class, pro rata in proportion to the respective Percentage Interests as of the last day of the period for which such allocation is being made) exclusively in an amount equal to (i) the amount of cash so distributed to such holders of Class D Units with respect to such taxable year or period plus (ii) the amount of any Net Losses (that have not previously been reversed with allocations of Net Income pursuant to this Section 1.I) allocated to such holders of Class D Unit in prior taxable years or periods. For purposes of this Section 1.I., amounts distributed in accordance with Ventas’s dividend policy after the close of a taxable year or period, but declared prior to the close of such taxable year or period, shall be taken into account in determining the Net Income allocable to the holders of Class D Units with respect to such taxable year or period.

(b) The Partnership Agreement is hereby amended by attaching thereto as Exhibit J the Exhibit J attached hereto.

[Signature pages follow]

IN WITNESS WHEREOF, the Partnership, the General Partner, Ventas and the Class D Unit Holders have executed this Consent and Third Amendment as of the date first written above.

ELDERTRUST OPERATING LIMITED PARTNERSHIP

By: ELDERTRUST, its general partner

By:	/s/ T. Richard Riney
Name:	T. Richard Riney
Title:	Trustee and Secretary

ELDERTRUST

By:	/s/ T. Richard Riney
Name:	T. Richard Riney
Title:	Trustee and Secretary

VENTAS, INC.

By:	/s/ T. Richard Riney
Name:	T. Richard Riney
Title:	Executive Vice President, General Counsel
and Corporate Secretary

/s/ Darryl W. Copeland, Jr.
DARRYL W. COPELAND, JR.

/s/ Charles A. Post
CHARLES A. POST

/s/ William P. Ciorletti
WILLIAM P. CIORLETTI

/s/ Saul A. Behar
SAUL A. BEHAR

/s/ Mark A. Doyle
MARK A. DOYLE

/s/ Randolph W. Jones
RANDOLPH W. JONES

/s/ Frederic H. Lindeberg
FREDERIC H. LINDEBERG

/s/ Marie P. Mueller
MARIE P. MUELLER

/s/ Geoffrey Domal
GEOFFREY DOMAL

/s/ Nancy R. Mele
NANCY R. MELE

EXHIBIT A

PARTNERS AND PARTNERSHIP INTERESTS

Partner	Class	Number of Partnership Interests
ElderTrust	Class A (GP) Class A (LP)	7,873 7,776,573

Ventas, Inc.	Class A (LP)	264,115

ET Sub Falls Washington, LLC	Class C	31,445

Darryl W. Copeland, Jr.	Class D	104,286

Charles A. Post	Class D	73,401

William P. Ciorletti	Class D	79,618

Saul A. Behar	Class D	33,692

Mark A. Doyle	Class D	16,044

Randolph W. Jones	Class D	16,044

Frederic H. Lindeberg	Class D	16,044

Marie P. Mueller	Class D	2,808

Geoffrey Domal	Class D	2,006

Nancy R. Mele	Class D	1,203

EXHIBIT J

NOTICE OF REDEMPTION

The undersigned hereby irrevocably (i) redeems                      Class D Units in ElderTrust Operating Limited Partnership in accordance with the terms of the Second Amended and Restated Agreement of Limited Partnership of ElderTrust Operating Limited Partnership, as amended (as amended, modified or supplemented from time to time, the “Partnership Agreement”), and the Class D Redemption Right, (ii) surrenders such Class D Units and all right, title and interest therein and (iii) directs that the shares of Ventas Common Stock (as defined in the Partnership Agreement) and/or the cash amount in lieu of a fractional share of Ventas Common Stock deliverable upon exercise of the Class D Redemption Right be delivered to the address specified below, and, such shares of Ventas Common Stock be registered or placed in the name(s) and at the address(es) specified below. The undersigned hereby represents, warrants, and certifies that the undersigned (a) has marketable and unencumbered title to such Class D Units, free and clear of the rights of or interests of any other person or entity, (b) has the full right, power and authority to redeem and surrender such Class D Units as provided herein and (c) has obtained the consent or approval of all persons or entities, if any, having the right to consult or approve such redemption and surrender. If not defined herein, all capitalized terms used in this Notice of Redemption shall have the respective meanings assigned to them in the Partnership Agreement.

Dated:	Name of Limited Partner:

(Signature of Limited Partner)

(Street Address)

(City) (State) (Zip Code)

Signature Guaranteed by:

If Shares are to be issued, issue to:

Name:

Please insert social security or identifying number: